Exhibit 14.1

IPSCO Inc.

2005 Form 10-K

IPSCO CODE OF BUSINESS CONDUCT

1.             Introduction

Since IPSCO’s incorporation nearly half a century ago, it has always operated with the core values of honesty, hard work, thrift and respect for others.  These values have become the foundation of IPSCO’s success over the years.  With the tremendous growth in the Company’s revenues, production capacity and geographic reach in recent years, this Code of Business Conduct has been adopted as a means to more clearly state these values and preserve their role in the day-to-day life of all IPSCO personnel.

Broadly stated, this Code reflects IPSCO’s longstanding commitment to adhering to the letter and the spirit of all laws governing its business operations, as well as meeting the highest standards of integrity and sound ethical judgment from its employees, officers and directors.  The principles set forth in this Code must continue to shape the conduct of every aspect of IPSCO’s business.

This Code cannot cover every situation confronting IPSCO personnel in their day-to-day activities.  In the final analysis the Company must rely on the personal decision of each employee, officer and director to maintain the Company’s standards of honesty and integrity.  This Code therefore can only highlight general principles and broad requirements.  Any specific questions or guidance on the application of general rules to difficult fact situations should be referred to the Human Resources Department or, in the case of potential legal issues, the Legal Department.

2.             General Policy

It is IPSCO’s policy to observe and comply with all laws, rules and regulations applicable to the conduct of its business in all countries in which it operates and to require all IPSCO personnel to avoid any activities, which could involve or lead to the involvement of IPSCO or its people in any unlawful practice.  The employment of IPSCO personnel or the use of IPSCO assets for any unlawful purpose is strictly forbidden.  In addition, IPSCO is committed to the achievement, for itself and its personnel, of high standards of business and personal ethics to the end that IPSCO and all of its employees will merit and rightfully enjoy the respect and esteem of the public, the business community, shareholders, customers, suppliers, and governmental and regulatory authorities.

It is the personal responsibility of all employees, officers and directors to acquaint themselves with the legal standards and restrictions applicable to their assigned duties and responsibilities and to conduct themselves accordingly.

Over and above the strictly legal aspects involved, all IPSCO personnel are expected to observe the highest standards of business and personal ethics in the discharge of their assigned responsibilities – which may often demand doing more than just complying with the law.  Simply stated, this requires the consistent practice of fair dealing, honesty and integrity in every aspect of dealing with customers, suppliers, competitors, other IPSCO personnel, governmental and regulatory authorities, and the general public.  No IPSCO personnel should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

3.             Conflicts of Interest

The “IPSCO Conflicts of Interest Policy”, incorporated by reference into this Code, provides that every employee, officer and director must avoid any activity or relationship that conflicts with the interests of the Company.  The Policy provides details of the kinds of situations, which must be avoided.  IPSCO directors, senior management and supervisors are charged with the responsibility of seeing that employees who occupy positions, which could place them in conflict of interest situations receive, read and understand the IPSCO Conflicts of Interest Policy.  All officers and directors, all exempt U.S. employees and all salaried Canadian employees are required to submit on an annual basis Conflict of Interest Compliance Certificates stating that they understand and are in compliance with the provisions of the Policy and are not aware of any violation by others.

4.                                      Integrity of Records and Compliance with Accounting Procedures

Accuracy and reliability in the preparation of all business records is mandated by law and is of critical importance to the corporate decision-making process and to the proper discharge of IPSCO’s financial, legal and reporting obligations.  All business records, expense accounts, vouchers, bills, payroll, service records, reports to government agencies, and other reports, books and records of IPSCO must be prepared with care and honesty.  False or misleading entries in such records are unlawful and are not permitted.  No director, officer or employee, whatever his or her position, is authorized to depart from IPSCO’s policy or to condone a departure by anyone else.  All corporate funds and assets must be recorded in accordance with applicable corporate procedures.  Violation of these policies is grounds for disciplinary action.

Compliance with accounting procedures and internal control procedures is required at all times.  All employees, officers and directors must ensure that both the letter and the spirit of corporate management control procedures are strictly adhered to.  Employees should advise the responsible person in their department of any shortcomings they observe in such procedures.

Finally, all disclosures in Company filings and reports made with applicable securities law regulators shall be full, fair, accurate, and timely, and written in clear and understandable language.

5.             Company Funds and Property

All IPSCO personnel are personally responsible and accountable for the proper expenditure of Company funds and the proper use of property and assets over which they have control.  This also includes funds and property that have been entrusted by customers or suppliers and money spent as travel or similar expenses.

Company assets cannot be used for personal benefit, sold, loaned, given away or otherwise disposed of regardless of condition or value without proper authorization.  Improper use of Company funds and property includes unauthorized personal appropriation or use of IPSCO assets, data or resources, including computer equipment and software, or modification, destruction or disclosure of data stored on computer media.

6.             Compliance

IPSCO management has carefully developed a series of policies and procedures in many subject areas such as laws in respect of antitrust and competition matters, securities regulation (including insider trading rules), the environment, occupational safety and health, confidential and proprietary information, equal employment opportunity, non-discrimination and prohibitions on sexual and other forms of harassment, to name only some areas.  These policies are published in the Employee Handbook, the Corporate Policies Manual and, in some cases, special booklets, all with the intention of educating and training employees in respect of these matters.  This educational process is ongoing, and in certain areas includes face-to-face training, and it is an important part of the IPSCO Code of Business Conduct that all IPSCO personnel comply with these programs.

7.             Political Contributions

IPSCO’s policy is to comply strictly with all applicable campaign laws and regulations relating to the making of corporate political contributions.  No political contributions for any candidate for office, shall be made for or on behalf of IPSCO by any IPSCO employee, officer or director without prior approval by an appropriate corporate Vice President.  Even in those jurisdictions where corporate contributions are legal, such contributions, including the purchase of tickets to raise political funds and the furnishing of any goods or services, for or on behalf of IPSCO, can be made only by authorized IPSCO personnel, and then only if they have been cleared in accordance with established corporate procedures.  Monetary contributions so approved shall be made only by an IPSCO-PAC check or, in some cases, a corporate check, payable to the candidate or political committee in question.  All IPSCO personnel should refer any requests or inquiries to an appropriate corporate Vice President.

IPSCO encourages its personnel at all levels to exercise their rights of citizenship by voting, by making personal political contributions if they wish to do so with their own funds, and by being otherwise politically active, in support of candidates or parties of the employee’s own personal selection.  It should be clearly understood that such political activity by IPSCO employees, officers and directors must be engaged in strictly in their individual and private capacities as responsible citizens and not on behalf of IPSCO.  No IPSCO personnel may receive any direct or indirect reimbursement or offsetting refund of any nature whatsoever with respect to political contributions made by them in any form.

8.             Improper Payments

It is IPSCO’s policy to deal with its customers, suppliers and the governments of all jurisdictions in which it operates in a straightforward and aboveboard manner.  Accordingly, IPSCO’s employees, officers and directors are not authorized to pay any bribe, kick-back or other similar unlawful payment to any public official, or government, or other individual, whether foreign or domestic, to secure any concession, contract or favorable treatment for IPSCO or the individual involved.  No undisclosed or unrecorded fund or asset of IPSCO may be established.  Payments on behalf of IPSCO can be made only on the basis of adequate supporting documentation, may be made only for the purpose described by the documents supporting the payment and must be made in accordance with approved corporate procedures.

Decisions of governmental officials, customers and suppliers of IPSCO will, it is hoped, always be made on the merits.  IPSCO and its personnel should always vigorously expound and advocate their understanding of what those merits might be, but such exposition and advocacy must always be able to withstand full public scrutiny.

9.             Nondiscrimination and Harassment Policies

IPSCO is firmly committed to a policy of nondiscrimination in employment and to the cause of equal employment and advancement opportunity for all. IPSCO fills its job requirements by selecting from the available labor force those applicants best qualified to perform the work in safety to themselves and others.  It is IPSCO’s policy not to discriminate against any employee or applicant for employment because of race, color, religion, sex, age, national origin, veteran’s status or handicap.

That policy prohibits the harassment of any employee or group of employees by any supervisor or by any other employee at any level.  Harassment on account of sex, race, color, religion, age, national origin, veteran’s status, handicap or any other reason is not only illegal, it is also morally wrong – and firmly prohibited by the Company.  IPSCO’s policies on both nondiscrimination and harassment are set forth in the Employee Handbook and in the Corporate Policies Manual maintained in the IPSCO Lisle office by the Human Resources Department.

10.          Contact by Regulatory or Law Enforcement Officials

Employees may be approached at home or at work by government regulatory or law enforcement officials investigating IPSCO, its operations and business practices.  If this happens to you, you should know that IPSCO’s policy is one of full cooperation with legitimate governmental inquiries, but you can insist that any interview take place at your office or other location away from your home.  You should also know that no government official can require a person to give information without the opportunity to consult with IPSCO’s Legal Department or with personal legal counsel.

In all instances the Legal Department should be promptly advised – either directly or through the employee’s supervisor – of contacts with regulatory or law enforcement officials prior, if possible, to supplying the requested information to the authorities.  Copies of any subpoenas, search warrants or other documents turned over or disclosed by the officials should be sent to the Legal Department by fax machine or other expeditious means.

NOTE: It is extremely important that in all cases IPSCO personnel be courteous, truthful and accurate in all statements made and information given to regulatory and law enforcement officials.

11.          Waiver of Compliance with the Code

In exceptional circumstances, waivers of compliance with the requirements of this Code will be considered, but will be granted to employees only at the approval of the President and Chief Executive Officer and, in the case of directors, executive officers or the Company’s principal accounting officer or controller, only at the approval of the IPSCO Board of Directors or the Board’s Audit Committee on such terms as the Board or such committee considers appropriate.  All waivers granted to directors, executive officers or the Company’s principal accounting officer or controller will be disclosed publicly as required by law or stock exchange regulation.  Provisions relating to possible waivers of the Conflicts of Interest Policy are set out in that document.

12.          Interpretations and Questions

“IPSCO” as used in this Booklet means IPSCO Inc., the subsidiaries which it controls, all physical facilities controlled by IPSCO, and all the employees, officers and directors of IPSCO Inc. and such subsidiaries.  Requests for interpretation of this Code should be referred to IPSCO’s Vice President of Human Resources or its General Counsel.  Routine questions concerning the Code should be referred to the employee’s immediate supervisor, or at the employee’s discretion, to the Personnel or Legal Departments.  Finally, all employees are reminded of “EthicsLine” (telephone number: 800-500-0333), an anonymous, toll-free outside service provided by the Company to permit employees to report breaches of this Code, including the Conflicts of Interest Policy, as well as other Company policies, or violations of law.  Details on the use of EthicsLine have been posted on all Company bulletin boards.

13.          Audits

IPSCO audits compliance with laws, procedures and policies affecting the conduct of its business.  It is the duty of every employee, officer and director to cooperate fully with IPSCO’s auditors, attorneys and other compliance personnel, both internal and external.

14.                               Compliance With Code and Discipline; Reporting of Violations by Others

The responsibility for compliance with this Code, including the duty to seek interpretation when in doubt, rests with each IPSCO employee, officer or director.  Failure to comply with this Code will result in prompt and consistent disciplinary actions, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances.

Each employee, officer or director should report those other IPSCO personnel who commit violations of this Code of Business Conduct, and in this regard it is the Company’s policy that no retaliation will be permitted in respect of reports made in good faith.  Such reports may, if the employee prefers, be made on an anonymous basis through the “EthicsLine” toll-free outside service referred to above.  No one in IPSCO is ever authorized to direct any personnel to commit an unlawful act, so that each individual is accountable for his or her own actions.  Integrity is your personal responsibility.